InterOil Corporation Revised Management Discussion and Analysis For the Quarter Ended September 30, 2009 (Unaudited) March 01, 2010

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	3
OIL AND GAS DISCLOSURES	4
INTRODUCTION	5
INDUSTRY TRENDS AND KEY EVENTS	5
RISK FACTORS	5
OPERATIONAL HIGHLIGHTS	6
SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS	8
QUARTER AND NINE MONTH PERIOD IN REVIEW	12
LIQUIDITY AND CAPITAL RESOURCES	20
CRITICAL ACCOUNTING ESTIMATES	27
NEW ACCOUNTING STANDARDS	28
NON-GAAP MEASURES AND RECONCILIATION	29
PUBLIC SECURITIES FILINGS	31
DISCLOSURE CONTROLS AND PROCEDURES	31
GLOSSARY OF TERMS	32

The following Revised Management Discussion and Analysis (“Revised MD&A”) should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2008 and our revised unaudited interim financial statements and accompanying notes for the quarter and nine months ended September 30, 2009.  The MD&A was prepared by management and provides a review of our performance in the quarter and nine months ended September 30, 2009, and of our financial condition and future prospects.

As noted in the superseded consolidated financial statements for the Company for the quarter and nine months ended September 30, 2009 issued on November 4, 2009, Management has initiated discussions with the Securities Exchange Commission (‘SEC’ or ‘Commission’) in relation to the accounting treatment for the exchange agreement completed by the Company with certain Indirect Participation Interest holders in September 2009 (refer to note 20 of the consolidated financial statements for the quarter and nine months ended September 30, 2009).  The discussions were primarily in relation to the application of conveyance accounting to the transaction and the capitalization of the difference between the book value of the IPI liability and the consideration paid for the exchange transaction.

Based on discussions with the SEC staff, Management has restated the consolidated financial statements for the quarter and nine months ended September 30, 2009 to reflect the revised model for the accounting treatment for the exchange agreement using an extinguishment of liability model.  This Revised MD&A reflects all changes that have made in relation to the revised model for the accounting treatment of the exchange agreement in the balance sheet of InterOil as at September 30, 2009, and the statements of operations, cash flows, shareholders’ equity and comprehensive income for the nine months then ended.  This Revised MD&A will have the effect of superseding the previously issued MD&A for the quarter and nine months ended September 30, 2009 on November 4, 2009.

Management Discussion and Analysis   INTEROIL CORPORATION     1

For further details regarding the revisions made to the consolidated financial statements, and reconciliations of the restated and superseded balances, please refer note 2 of the revised consolidated financial statements.

Our financial statements and the financial information contained in this MD&A have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in United States dollars (“USD”) unless otherwise specified.  References to “we,” “us,” “our,” “Company,” and “InterOil” refer to InterOil Corporation and/or InterOil Corporation and its subsidiaries as the context requires.  Information presented in this MD&A is as at September 30, 2009 and for the quarter and nine months ended September 30, 2009 unless otherwise specified.

Management Discussion and Analysis   INTEROIL CORPORATION     2

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws.  Such statements are generally identifiable by the terminology used such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook.  We have based these forward-looking statements on our current expectations and projections about future events.  All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements.  Forward-looking statements include, without limitation, statements regarding our plans for our exploration and other business activities and results therefrom, statements concerning the project agreement with the Papua New Guinea Government for the construction of an LNG Plant in Papua New Guinea, the development of such LNG plant, the commercialization and monetization of any resources, whether sufficient resources will be established, the likelihood of successful exploration for gas and gas condensate, the potential discovery of commercial quantities of oil, cash flows from operations, sources of capital, operating costs, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, the timing, maturity and amount of future capital and other expenditures.

Many risks and uncertainties may affect the matters addressed in these forward-looking statements, including but not limited to:

•	the inherent uncertainty of oil and gas exploration activities;
•	potential effects from oil and gas price declines;
•	the uncertain outcome of our negotiations with the Papua New Guinea government to determine the price at which our refined products may be sold;
•	the availability of crude feedstock at economic rates;
•	the ability to meet maturing indebtedness;
•	the uncertainty in our ability to attract capital;
•	general economic conditions and illiquidity in financial and credit markets;
•	interest rate risk;
•	the impact of competition;
•	losses from our hedging activities;
•	inherent limitations in all control systems, and misstatements due to error that may occur and not be detected;
•	fluctuations in currency exchange rates;
•	difficulties with the recruitment and retention of qualified personnel;
•	the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services;
•	our ability to finance the development of our LNG facility;
•	our ability to timely construct and commission our LNG facility;
•	the margins for our refined products;
•	the inability of our refinery to operate at full capacity;
•	difficulties in marketing our refinery’s output;
•	exposure to certain uninsured risks stemming from our refining operations;
•	weather conditions and unforeseen operating hazards;
•	political, legal and economic risks in Papua New Guinea;
•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;
•	landowner claims;
•	the uncertainty of success in pending lawsuits and other proceedings;
•	law enforcement difficulties;
•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;
•	stock price volatility; and
•	contractual defaults.

Management Discussion and Analysis   INTEROIL CORPORATION     3

Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to attract joint venture partners into the LNG Project, future oil and natural gas commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the effects from increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will eventuate.  In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.  Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2008 (“2008 Annual Information Form”).

Furthermore, the forward-looking information contained in this MD&A is made as of the date hereof, unless otherwise specified and, except as required by applicable law, we will not update publicly or to revise any of this forward-looking information.  The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

OIL AND GAS DISCLOSURES

We are required to comply with Canadian National Instrument 51-101 standards for Disclosure of Oil and Gas Activities (“NI 51-101”), which prescribes disclosure of oil and gas reserves and resources.  During 2008, we retained GLJ Petroleum Consultants Ltd., an independent qualified reserve evaluator based in Calgary, Canada, to evaluate our resources data as at December 31, 2008 in accordance with NI 51-101.  Disclosure of this evaluation has been summarized in our 2008 Annual Information Form available at www.sedar.com.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  The Company includes in this MD&A information that the SEC’s guidelines generally prohibit U.S registrants from including in filings with the SEC.  Investors are urged to consider closely the disclosure in the Company’s Form 40-F dated March 27, 2009, available at www.sec.gov.

All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent.  Barrels of oil equivalent may be misleading, particularly if used in isolation.  A barrel of oil equivalent conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Management Discussion and Analysis   INTEROIL CORPORATION     4

INTRODUCTION

We are developing a vertically integrated energy company in Papua New Guinea and the surrounding region.  Our operations are organized into four major segments:

Segments	Operations

Upstream	Exploration and Production – Explores for and appraises potential natural gas and oil structures in Papua New Guinea with a view to commercializing significant discoveries.

Midstream
Refining – Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for export.
Liquefaction – Developing an onshore liquefied natural gas processing facility in Papua New Guinea.

Downstream	Wholesale and Retail Distribution – Markets and distributes refined petroleum products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate
Corporate – Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations.  General and administrative and integrated costs are recovered from business segments on an equitable basis. Our corporate segment results also include consolidation adjustments.

INDUSTRY TRENDS AND KEY EVENTS

InterOil is developing a vertically integrated energy company in Papua New Guinea and the surrounding region.  InterOil is therefore exposed to exploration and development, refining, distribution and marketing industry trends and regulation.

A summary of the various industry trends can be found under the heading “Industry Trends” in our Management Discussion and Analysis dated March 27, 2009 in respect of the year ended December 31, 2008 available at www.sedar.com.  We do not believe that our business environment has changed in any material way since the date of such Management Discussion and Analysis.

RISK FACTORS

Our business operations and financial position are subject to a range of risks.  A summary of the key risks that may impact upon the matters addressed in this document have been included under section “Legal Notice – Risk Factors and Forward Looking Statements” above.  Detailed risk factors can be found under the heading “Risk Factors” in our 2008 Annual Information Form available at www.sedar.com.  We do not believe that our business risks have materially changed since the date of our 2008 Annual Information Form.

Management Discussion and Analysis   INTEROIL CORPORATION     5

OPERATIONAL HIGHLIGHTS

Summary of operational highlights

A summary of the key operational matters and events for the quarter ended September 30, 2009, for each of the segments is as follows:

Upstream
•
On July 27, 2009, the Antelope-2 well was spudded 2.3 miles to the south of Antelope-1 and is projected to be drilled to a depth of 8,366 feet (2,550 meters).  The purpose of this well is to help delineate the Antelope structure to the south and to further evaluate the condensate and oil observed in the Antelope-1 well.

•	During September 2009, the Company bought back a total of 4.3364% of indirect participation interests held under the 2005 Amended and Restated Indirect Participation Agreement.
•
During September 2009, Pacific LNG Operations Limited acquired a 2.5% working interest in the Elk/Antelope field under an option granted to it and announced by InterOil on May 24, 2007.  The interest was acquired in exchange for cash consideration totaling $25.0 million, including $15.0 million paid previously under the 2007 option, together with the transfer to InterOil of 2.5% of Pacific LNG’s economic interest in the joint venture LNG Project, and payment of certain historical costs incurred in exploring and developing the Elk/Antelope field.

•	On September 17, 2009, the Antelope-2 well intersected the top of the reservoir at 6,007 feet, 345 feet higher than pre-drill estimates.
•
Net loss was $31.4 million for the quarter compared with a loss of $1.0 million in the same quarter of 2008 mainly on account of the loss on the extinguishment of the IPI liability relating to the buyback of the 4.3364% of indirect participation interests.

•	During the third quarter, CGG Veritas was mobilised in preparation to execute a planned 100km appraisal seismic program over the Elk/Antelope prospect.
•
On October 14, 2009, subsequent to quarter end, drill stem test #1 in the Antelope-2 well tested natural gas and condensate at a rate of 14.1 million cubic feet of gas per day with 16.5 barrels of condensate per million cubic feet.

Midstream – Refining
•
Net income of $3.8 million was derived for the quarter compared with $12.7 million for the same quarter of 2008.  The reduction in net income is mainly driven by a $11.4 million derivative gain during the third quarter of last year, which has been partly offset by a $6.7 million improvement in the gross margin.

•
Refining operations achieved a gross margin, a non-GAAP financial measure, of $13.8 million and Earnings before Interest Taxes, Depreciation and Amortization (“EBITDA”), a non-GAAP financial measure, of $8.2 million for the quarter.

•	Total refinery throughput was 19,657 barrels per operating day in the quarter, as compared with 22,463 barrels per operating day in the same quarter of 2008.
•	Capacity utilization, based on 36,500 barrels per day operating capacity, was 50% for the quarter as compared to 53% in the same quarter of 2008.

Midstream – Liquefaction
•
Net loss of $2.5 million for the quarter compared with $1.7 million net loss in the same period of 2008, being our share of expenses incurred by PNG LNG Inc., the joint venture company developing the LNG Project.

Downstream
•	Downstream operations generated a net profit of $3.4 million for the quarter ended September 30, 2009, compared with $0.9 million loss for the same period of 2008.
•	Downstream operations generated a gross margin of $9.7 million and EBITDA of $6.5 million for the quarter ended September 30, 2009.
•	Total Downstream sales volumes were 154.9 million liters in the third quarter, compared with 138.0 million liters in same quarter of 2008.

Management Discussion and Analysis   INTEROIL CORPORATION     6

•
On July 22, 2009 we announced that we had contracted to purchase Shell Oil Products (PNG) Ltd, which owns the aviation fuelling assets located at the Jackson International Airport in Port Moresby subject to the review and approval by regulatory authorities in Papua New Guinea.  This acquisition was reviewed by the Papua New Guinea’s competition authority and authorization refused subsequent to quarter end.

Corporate
•
During the quarter ended September 30, 2009, 302,305 of the 337,252 warrants outstanding were exercised and converted into common shares at an exercise price of $21.91. All remaining unexercised warrants lapsed on August 27, 2009.

Management Discussion and Analysis   INTEROIL CORPORATION     7

SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS

Consolidated Results for the Quarter and Nine Months Ended September 30, 2009 compared with the Quarter and Nine Months Ended September 30, 2008

	Quarter ended September 30,		Nine months ended September 30,
Consolidated – Operating results ($ thousands, except per share data)	2009 (Restated)	2008	2009 (Restated)	2008
Sales and operating revenues	172,063	262,371	480,474	697,401
Interest revenue	120	460	285	1,216
Other non-allocated revenue	1,414	900	2,996	2,541
Total revenue	173,597	263,731	483,755	701,158
Cost of sales and operating expenses	(148,961)	(248,198)	(411,377)	(631,395)
Office and administration and other expenses	(12,378)	(12,014)	(32,005)	(36,295)
Foreign Exchange gain/(loss)	(2,374)	1,031	(3,480)	5,815
Derivative gain	78	11,420	1,009	791
Loss on extinguishment of IPI liability	(28,562)	0	(28,562)	0
Exploration costs	12	(75)	(235)	79
Exploration impairment	-	(72)	-	(83)
Gain on sale of oil and gas properties assets	0	990	1,087	11,235
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	(18,588)	16,813	10,192	51,305
Depreciation and amortization	(3,562)	(3,573)	(10,717)	(10,498)
Interest expense	(1,415)	(4,047)	(8,533)	(14,165)
Profit before income taxes and non-controlling interest	(23,565)	9,193	(9,058)	26,642
Income tax expense	(1,740)	37	(4,161)	(4,204)
Non-controlling interest	(1)	(3)	(5)	(5)
Net (loss)/profit	(25,306)	9,227	(13,224)	22,433
Net (loss)/profit per share (dollars) (basic)	(0.60)	0.26	(0.34)	0.68
Net (loss)/profit per share (dollars) (diluted)	(0.60)	0.22	(0.34)	0.59
Total assets	637,208	708,782	637,208	708,782
Total liabilities	257,936	463,597	257,936	463,597
Total long-term liabilities	115,178	213,120	115,178	213,120
Gross margin (2)	23,102	14,173	69,097	66,006
Cash flows provided by/(used in) operating activities (3)	(27,502)	7,931	51,224	(14,624)
(1)
Earnings before interest, taxes, depreciation and amortization, or EBITDA, is a non-GAAP measure and is reconciled to Canadian GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

(2)
Gross Margin is a non-GAAP measure and is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’ and is reconciled to Canadian GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

(3)	Refer to “Liquidity and Capital Resources – Summary of Cash Flows” for detailed cash flow analysis.

Analysis of Financial Condition Comparing Quarters and Nine Months Ended September 30, 2009 and 2008

Our financial position continued to improve during the current quarter.  Our debt-to-capital ratio (Long term Debt/(Shareholders’ equity + Long term Debt)) was reduced to 13% in September 2009 from 35% in September 2008.  This reduction in gearing levels, as noted by the reduced debt-to-capital ratio, was mainly due to the conversion of $95.0 million 8% convertible subordinated debentures of the Company issued in May 2008 into common shares of the Company, and the completion of the $70.4 million registered direct common stock offering completed in June 2009.

Management Discussion and Analysis   INTEROIL CORPORATION     8

Our current ratio (being current assets/current liabilities), which measures the ability to meet short term obligations, improved to 1.80 as at September 30 2009 from 1.44 as at September 30, 2008.  The quick ratio (or acid test ratio (being [current assets less inventories]/current liabilities), which is a more conservative measure of an entity's ability to meet short term obligations, improved to 1.08 as at September 30, 2009 as compared to 0.67 as at September 30, 2008.

Analysis of Consolidated Cash Flows Comparing Quarters and Nine Months Ended September 30, 2009 and 2008

As at September 30, 2009, we had cash, cash equivalents and cash restricted of $88.6 million (September 2008 – $78.7 million), of which $21.4 million (September 2008 - $31.8 million) was restricted pursuant to the BNP Paribas working capital facility utilization requirements and $6.5 million (September 2008 – nil) was restricted as cash deposit on the Overseas Petroleum Investment Corporation (“OPIC”) secured loan.  The cash held as deposit on OPIC secured loan relates to our half yearly installment of $4.5 million and the related interest that will be payable with the next installment.  The waiver in force in respect of this deposit requirement expired in June 2009 with the completion of the capital raising of $70.4 million.

Our cash outflows from operations for the quarter were $27.5 million compared with an inflow of $7.9 million for the quarter ended September 30, 2008.  The outflow during the current quarter was due to the timing of crude payments and product purchases. Cash inflows of $51.2 million were generated for the nine months to September 30, 2009 compared to an outflow of $14.6 million for the same period of 2008.  The improved cash flows from operations for the year to date period were mainly due to improved margins generated in the refinery and downstream operations, and cash received on the close out of long term hedges.

Cash outflows for investing activities for the quarter ended September 30, 2009 were $13.5 million compared with an inflow of $0.5 million during the quarter ended September 30, 2008.  For the nine month period ended September 30, 2009 cash outflows were $57.4 million compared with $27.4 million for the same period of 2008.  These outflows mainly relate to the net cash expenditure on exploration activities net of IPI cash calls, offset by the movement in the restricted cash balance governed by the BNP Paribas working capital facility and OPIC secured loan.

Cash inflows from financing activities for the quarter ended September 30, 2009 amounted to $5.3 million, as compared with $9.7 million during the quarter ended September 30, 2008.  For the nine month period ended September 30, 2009 cash inflows were $17.9 million compared with $45.2 million for the same period in 2008.  The financing activities section in the cash flow statement includes the capital and debt raisings by us, exercise of warrants, as well as the movement in the working capital facility balance with BNP Paribas.  The cash inflows/outflows due to the working capital facility drawdown/repayments are due to the timing of cash flows and use of working capital.

Analysis of Consolidated Financial Results Comparing Quarter and Nine Months Ended September 30, 2009 and 2008

The net loss for the quarter ended September 30, 2009 was $25.3 million compared with a net profit of $9.2 million for the same quarter of 2008, a decrease of $34.5 million.  EBITDA for the quarter ended September 30, 2009 was negative $18.6 million, compared with positive $16.8 million in the same quarter of 2008, a decrease of $35.4 million.  The decrease in net profit and EBITDA as compared to the same quarter of 2008 is mainly due to the loss on the extinguishment of the IPI liability in the current quarter, lower derivative gains in the current quarter and higher foreign exchange losses due to currency fluctuations between PGK and USD, which were partly offset by higher gain on the sale of oil and gas properties and lower borrowing costs due to conversion of debentures and lower usage of facilities.

The operating segments of Corporate, Midstream - Refining and Downstream collectively derived a net profit for the quarter of $8.6 million while the development segments of Upstream and Midstream Liquefaction made a net loss of $33.9 million, giving rise to an overall group net loss of $25.3 million.

Management Discussion and Analysis   INTEROIL CORPORATION     9

Sales and operating revenue decreased $90.3 million from $262.4 million in the quarter ended September 30, 2008 to $172.1 million in the quarter ended September 30, 2009, due to decreased product prices in a declining crude price environment as compared to prior year quarter.

Net loss for the nine months ended September 30, 2009 was $13.2 million compared with a net profit of $22.4 million for the same period of 2008, a decrease of $35.6 million.  EBITDA for the nine months ended September 30, 2009 was $10.2 million, compared with $51.3 million over the same period of 2008, a reduction of $41.1 million.  The decrease in net profit and EBITDA during the current nine month period is mainly due to the loss on the extinguishment of the IPI liability in the current quarter, higher foreign exchange losses and lower gain on the sale of oil and gas properties, which was partly offset by lower borrowing costs and office and administration expenses.

The operating segments of Corporate, Midstream - Refining and Downstream collectively derived a net profit for the nine month period of $29.5 million while the development segments of Upstream and Midstream Liquefaction made a net loss of $42.7 million, giving rise to an overall net loss of $13.2 million.

Sales and operating revenue decreased $216.9 million from $697.4 million in the nine months ended September 30, 2008 to $480.5 million in the nine months ended September 30, 2009, due to decreased product prices in a declining crude price environment as compared to prior year period.

A complete discussion of each business segment’s results can be found under the section ‘Quarter and Nine Month Period in Review’.  The following analysis outlines the key variances, the net of which are the primary explanations for the changes in the results between the quarter and nine months ended September 30, 2009 and 2008.

Quarterly Variance ($ millions)	Nine Months Variance ($ millions)

$(34.5)	$(35.6)	Net profit/(loss) variance for the comparative periods primarily due to:

$8.9	$3.1	Increase in gross margins due to improved refining spreads, hedging gains, and margins associated with product price inventory gains compared with same periods of 2008.

$(11.3)	$0.2	$11.4 million gain on non hedge accounted derivative contracts was made in same quarter of 2008.

$(1.0)	$(10.1)	The year to date amount is lower than the same period of 2008 due to the conveyance of a higher 5.225% of IPI interests, and gain on the sale of PRL 4/5 for $6.5 million.

$(28.6)	$(28.6)	Loss on extinguishment of IPI liability due to buyback of 4.3346% Indirect Participation Interest in September 2009.

$(0.4)	$4.3	The gain year to date is due to reduced provision for doubtful debts and lower share compensation expense both of which are classified as office and administration expense.

$(3.4)	$(9.3)	Impact of foreign exchange movements as the PGK has been much more volatile against the USD during the 2009 periods.

$2.6	$5.6
Lower interest expense primarily due to part conversion and repayment of the Merrill Lynch bridging facility in May 2008 and then the mandatory conversion in June 2009 of the remaining $95.0 million convertible debentures of the Company issued in May 2008.

$(1.8)	-	Increased income tax expense in the quarter due to higher profits from Downstream operations.

Management Discussion and Analysis   INTEROIL CORPORATION     10

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

The following is a table containing the consolidated results for the eight quarters ended September 30, 2009 by business segment and on a consolidated basis.

Quarters ended	2009			2008				2007
($ thousands except per share data)	Sep-30 (Restated)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Upstream	1,011	660	611	487	698	895	618	579
Midstream – Refining	141,295	114,347	145,523	194,617	216,750	197,864	176,973	137,509
Midstream – Liquefaction	1	2	4	23	35	19	13	26
Downstream	107,712	85,472	78,572	128,540	172,528	140,467	116,048	118,495
Corporate	10,087	8,640	7,753	9,591	8,415	8,334	8,531	7,352
Consolidation entries	(86,509)	(60,625)	(70,801)	(114,691)	(134,695)	(102,566)	(109,767)	(91,129)
Sales and operating revenues	173,597	148,496	161,662	218,567	263,731	245,013	192,416	172,832
Upstream	(29,097)	(669)	(469)	(2,483)	231	10,164	(1,135)	(3,128)
Midstream – Refining	8,199	14,134	14,747	(13,976)	17,515	16,329	5,724	9,589
Midstream – Liquefaction	(2,120)	(1,378)	(2,361)	(2,501)	(1,570)	(1,784)	(1,636)	(797)
Downstream	6,542	4,150	3,241	(7,244)	610	7,893	4,529	3,627
Corporate	1,980	1,897	3,051	226	764	(2,155)	1,796	2,145
Consolidation entries	(4,093)	(277)	(7,285)	(2,866)	(737)	(3,092)	(2,143)	(4,540)
Earnings before interest, taxes, depreciation and amortization (1)	(18,589)	17,857	10,924	(28,844)	16,813	27,355	7,135	6,896
Upstream	(31,392)	(2,382)	(2,133)	(4,003)	(1,040)	9,189	(1,993)	(3,736)
Midstream – Refining	3,762	9,624	10,350	(19,490)	12,660	11,344	202	2,990
Midstream – Liquefaction	(2,481)	(1,765)	(2,552)	(2,597)	(1,677)	(1,909)	(1,728)	(877)
Downstream	3,440	1,742	964	(5,901)	(886)	3,383	2,197	670
Corporate	1,602	(677)	349	(2,275)	(1,759)	(5,164)	(1,390)	(883)
Consolidation entries	(237)	2,895	(4,332)	36	1,929	(1,240)	314	(877)
Net profit/(loss) per segment (2)	(25,306)	9,437	2,646	(34,230)	9,227	15,603	(2,398)	(2,713)
Net profit/(loss) per share (dollars)
Per Share – Basic	(0.60)	0.25	0.07	(0.96)	0.26	0.48	(0.08)	(0.09)
Per Share – Diluted	(0.60)	0.24	0.07	(0.96)	0.22	0.40	(0.08)	(0.09)
(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

(2)	This line also represents the Net profit/(loss) before discontinued operations and extraordinary items as there are no such items to disclose for the reported periods.

Management Discussion and Analysis   INTEROIL CORPORATION     11

QUARTER AND NINE MONTH PERIOD IN REVIEW

The following section provides a review of the quarter and nine months ended September 30, 2009 for each of our business segments.

UPSTREAM – QUARTER AND NINE MONTH PERIOD IN REVIEW

	Quarter ended September 30,		Nine months ended September 30,
Upstream – Operating results ($ thousands, unless otherwise indicated)	2009 (Restated)	2008	2009 (Restated)	2008
Other non-allocated revenue	1,011	698	2,282	2,210
Total revenue	1,011	698	2,282	2,210
Office and administration and other expenses	(1,316)	(1,215)	(3,888)	(4,088)
Foreign Exchange gain/(loss)	(241)	(95)	(919)	(93)
Loss on extinguishment of IPI liability	(28,562)	0	(28,562)	0
Exploration costs	12	(75)	(235)	79
Exploration impairment	-	(72)	-	(83)
Gain on sale of oil and gas properties	0	990	1,087	11,235
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	(29,096)	231	(30,235)	9,260
Depreciation and amortization	(132)	(134)	(394)	(422)
Interest expense	(2,164)	(1,137)	(5,279)	(2,682)
Loss before income taxes and non-controlling interest	(31,392)	(1,040)	(35,908)	6,156
Income tax expense	-	-	-	-
Net (loss)/profit	(31,392)	(1,040)	(35,908)	6,156
(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Analysis of Upstream Financial Results Comparing Quarter and Nine Months Ended September 30, 2009 and 2008

The following analysis outlines the key movements, the net of which primarily explains the movements in the results between the quarter and nine months ended September 30, 2009 and 2008.

	Quarterly Variance ($ millions)	Nine Month Variance ($ millions)

	$(30.4)	$(42.1)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$(1.0)	$(10.1)	The year to date result is lower than the same period in 2008 due to the conveyance of a higher 5.225% of IPI interests and gain on sale of PRL 4/5 for $6.5 million.

➢	$(28.6)	$(28.6)	Loss on extinguishment of IPI liability due to buyback of 4.3346% Indirect Participation Interest in September 2009.

➢	$(1.0)	$(2.6)	Higher interest expense due to an increase in inter-company loan balances.

Management Discussion and Analysis   INTEROIL CORPORATION     12

MIDSTREAM REFINING – QUARTER AND NINE MONTH PERIOD IN REVIEW

Midstream Refining – Operating results	Quarter ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise indicated)	2009	2008	2009	2008
External sales	64,786	90,352	209,575	269,378
Inter-segment revenue	76,457	126,374	191,440	322,159
Interest and other revenue	52	24	150	49
Total segment revenue	141,295	216,750	401,165	591,586
Cost of sales and operating expenses	(127,492)	(209,655)	(352,313)	(551,783)
Office and administration and other expenses	(2,899)	(3,113)	(7,772)	(8,040)
Foreign Exchange gain/(loss)	(2,783)	2,113	(5,009)	7,016
Derivative gain/(loss)	78	11,420	1,009	791
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	8,199	17,515	37,080	39,570
Depreciation and amortization	(2,755)	(2,742)	(8,167)	(8,227)
Interest expense	(1,682)	(2,113)	(5,177)	(7,137)
Profit before income taxes and non-controlling interest	3,762	12,660	23,736	24,206
Income tax expense	-	-	-	-
Non-controlling interest	-	-	-	-
Net profit	3,762	12,660	23,736	24,206

Gross Margin (2)	13,751	7,071	48,702	39,754
(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

(2)
Gross Margin is a non-GAAP measure and is external sales and inter-segment revenue less cost of sales and operating expenses and is reconciled to Canadian GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Midstream Refining Operating Review

	Quarter ended September 30,		Nine months ended September 30,
Key Refining Metrics	2009	2008	2009	2008
Throughput (barrels per day)(1)	19,657	22,463	21,215	22,362
Capacity utilization (based on 36,500 barrels per day operating capacity)	50%	53%	48%	40%
Cost of production per barrel(2)	$3.27	$2.53	$3.27	$3.18
Working capital financing cost per barrel of production(2)	$0.45	$0.75	$0.37	$1.02
Distillates as percentage of production	59.7%	54.7%	57.8%	56.4%
(1)	Throughput per day has been calculated excluding shut down days. During quarter ended September 30, 2009 and 2008, the refinery was shut down for 10 days and 14 days, respectively.

(2)
Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput.  Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of diesel that we imported during the quarter.

Management Discussion and Analysis   INTEROIL CORPORATION     13

Analysis of Midstream Refining Financial Results Comparing Quarters and Nine Months Ended September 30, 2009 and 2008

During the quarter ended September 30, 2009 the Midstream Refining business generated a net profit of $3.8 million, compared with a net profit of $12.7 million for the same quarter in 2008.

During the nine month period ended September 30, 2009 there was a profit of $23.7 million compared with $24.2 million during the same period of 2008.

The following analysis outlines the key movements, the net of which primarily explains the movements in the results between the quarter and nine months ended September 30, 2009 and 2008.

	Quarterly Variance ($ millions)	Nine Months Variance ($ millions)

	$(8.9)	$(0.5)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$6.7	$8.9
Change in Gross Margin was due to the following contributing factors:
+     Improved Naphtha crack spreads in current quarter compared to 2008
+     $4.1 million gain for the 2009 quarter and $13.5 million for the 2009 nine month period on hedge accounted long term contracts that were settled in January 2009.
+     Increased Distillate composition percentage
-      Reduced margins on high end products of Diesel and Jet sold domestically as prior year periods saw higher inventory gains in an increasing price environment.

➢	$(11.3)	$0.2	$11.4 million derivative gain on non hedge accounted contracts was made in the same quarter of 2008.

➢	$0.4	$2.0
Reduction in interest expense as a result of a decrease in inter-company loans (due to conversion of debt to equity on certain intercompany balances) and principal repayments made on the OPIC secured loan.

➢	$(4.9)	$(12.0)	Foreign exchange movements during the periods due to currency fluctuations between the PGK and the USD.

Management Discussion and Analysis   INTEROIL CORPORATION     14

MIDSTREAM LIQUEFACTION – QUARTER AND NINE MONTH PERIOD IN REVIEW

Midstream Liquefaction – Operating results	Quarter ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise indicated)	2009	2008	2009	2008
Interest and other revenue	1	35	7	67
Total segment revenue	1	35	7	67
Office and administration and other expenses	(2,107)	(1,389)	(5,909)	(4,901)
Foreign Exchange gain/(loss)	(14)	(216)	43	(157)
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	(2,120)	(1,570)	(5,859)	(4,991)
Depreciation and amortization	(10)	(19)	(51)	(50)
Interest expense	(348)	(63)	(841)	(176)
Loss before income taxes and non-controlling interest	(2,478)	(1,652)	(6,751)	(5,217)
Income tax expense	(3)	(25)	(47)	(98)
Net loss	(2,481)	(1,677)	(6,798)	(5,315)
(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Analysis of Midstream Liquefaction Financial Results Comparing the Quarter and Nine Months Ended September 30, 2009 and 2008

All costs incurred to the date of entering into the shareholders’ agreement relating to the LNG Project on July 31, 2007 have been expensed.  These costs included expenses relating to employees, office premises and consultants.  All costs incurred, subsequent to the execution of the shareholders’ agreement on July 31, 2007, during the pre-acquisition and construction stage will be expensed as incurred, unless they can be directly identified with the property, plant and equipment of the LNG Project.  As at September 30, 2009, we have capitalized $2.3 million of such direct costs to the project.

During the quarter ended September 30, 2009, the Midstream Liquefaction business experienced a net loss of $2.5 million, compared with a net loss of $1.7 million in the same quarter of 2008.  For the nine month period ended September 30, 2009, the segment had a $6.8 million loss compared with a $5.3 million loss during the same period of 2008.

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarter and nine months ended September 30, 2009 and 2008.

	Quarterly Variance ($ millions)	Nine Month Variance ($ millions)

	$(0.8)	$(1.5)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$1.3	$0.5
Reduction in office, administration and other expenses due to the reduced volume of expenses incurred in negotiations with the Government of Papua New Guinea on the LNG Project Agreement and work on drafting the engineering, procurement and commissioning contract for the LNG project.

➢	$(2.0)	$(1.5)
Relates to the increased loss on proportionate consolidation of PNG LNG Inc. subsequent to the acquisition of Merrill Lynch’s interest.  These will be recouped as the remaining joint venture partner equalize its interests through payment of cash calls.

➢	$(0.3)	$(0.7)	Higher interest expense due to an increase in the inter-company loan balances from the Corporate segment.

Management Discussion and Analysis   INTEROIL CORPORATION     15

DOWNSTREAM – QUARTER AND NINE MONTH PERIOD IN REVIEW

Downstream – Operating results	Quarter ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise indicated)	2009	2008	2009	2008
External sales	107,277	172,019	270,898	428,022
Inter-segment revenue	46	52	115	132
Interest and other revenue	389	457	743	889
Total segment revenue	107,712	172,528	271,756	429,043
Cost of sales and operating expenses	(97,658)	(166,816)	(248,738)	(402,681)
Office and administration and other expenses	(3,674)	(4,784)	(9,910)	(13,042)
Foreign Exchange gain/(loss)	162	(318)	825	(288)
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	6,542	610	13,933	13,032
Depreciation and amortization	(658)	(693)	(1,971)	(1,848)
Interest expense	(1,045)	(885)	(3,200)	(2,606)
Profit before income taxes and non-controlling interest	4,839	(968)	8,762	8,578
Income tax expense	(1,399)	82	(2,616)	(3,883)
Net profit	3,440	(886)	6,146	4,695

Gross Margin (2)	9,665	5,255	22,275	25,473
(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

(2)
Gross Margin is a non-GAAP measure and is ‘external sales’ and ‘inter-segment revenue’ less ‘cost of sales and operating expenses’ and is reconciled to Canadian GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Downstream Operating Review

	Quarter ended September 30,		Nine Months ended September 30,
Key Downstream Metrics	2009	2008	2009	2008
Sales volumes (millions of liters)	154.9	138.0	429.8	396.6
Cost of distribution per liter ($ per liter) (1)	$0.07	$0.05	$0.07	$0.06

(1)	Cost of distribution per liter includes land based freight costs and operational costs. It excludes depreciation and interest.

Analysis of Downstream Financial Results Comparing the Quarter and Nine Months Ended September 30, 2009 and 2008

During the quarter ended September 30, 2009, the Downstream business recorded a net profit of $3.4 million compared with a net loss of $0.9 million in the same quarter of 2008.  The segment has generated a net profit of $6.1 million for the nine month period to September 30, 2009, compared with $4.7 million for the same period of 2008.

Management Discussion and Analysis   INTEROIL CORPORATION     16

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarter and nine months ended September 30, 2009 and 2008.

	Quarterly Variance ($ millions)	Nine Month Variance ($ millions)

	$4.3	$1.5	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$4.4	$(3.2)	Increase in gross margin in the current quarter over the same period last year mainly due to the positive effect of product price movements as applied to the inventory sold during the period.

➢	$1.1	$3.1
Reduction in office and administration and other expenses mainly due to lower provisions for doubtful debts and collections of some of the provisions made in the prior year periods.  Stock holding and late payment fees and other charges from the Refining segment were also decreased in line with the lower price environment.

➢	$(0.2)	$(0.6)	Increase in interest expense compared with prior periods

➢	$0.5	$1.1	Foreign exchange movements during the periods due to the currency fluctuations between PGK and the USD.

➢	$(1.5)	$1.3	(Decrease)/increase in income tax expense in unison with movements in Downstream operating profits.

Management Discussion and Analysis   INTEROIL CORPORATION     17

CORPORATE – QUARTER AND NINE MONTH PERIOD IN REVIEW

Corporate – Operating results	Quarter ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise indicated)	2009	2008	2009	2008
Inter-segment revenue	6,182	5,634	16,492	17,856
Interest revenue	3,831	2,781	9,914	7,424
Other non-allocated revenue	74	0	74	0
Total revenue	10,087	8,415	26,480	25,280
Office and administration and other expenses	(8,610)	(7,199)	(21,131)	(24,212)
Foreign Exchange gain/(loss)	503	(452)	1,579	(662)
Gain on LNG shareholder agreement	-	-	-	-
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	1,980	764	6,928	406
Depreciation and amortization	(40)	(18)	(232)	(48)
Interest expense	0	(2,484)	(3,924)	(8,446)
Profit/(loss) before income taxes and non-controlling interest	1,940	(1,738)	2,772	(8,088)
Income tax expense	(339)	(21)	(1,498)	(224)
Net profit/(loss)	1,601	(1,759)	1,274	(8,312)
(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Analysis of Corporate Financial Results Comparing the Quarter and Nine Month Ended September 30, 2009 and 2008

The following table outlines the key movements, the net of which primarily explains the variance in the results between the quarter and nine month period ended September 30, 2009 and 2008.

	Quarterly Variance ($ millions)	Nine Month Variance ($ millions)

	$3.4	$9.6	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$3.5	$7.0	Interest expenses have reduced due to repayment of external debt through equity raising and the mandatory conversion in June 2009 of the remaining $95 million debentures issued in May 2008.

➢	$(0.8)	$1.8	Reduction in net office and administration and other expenses after recharges to other streams (included in inter-segment revenue) for the nine months in 2009 due to lower share compensation expenses.

➢	$1.0	$2.2	Increase in foreign exchange gains due to the currency fluctuations between PGK and the U.S. Dollar.

➢	$(0.3)	$(1.3)	Increase in income tax expense during the period in unison with movements in Corporate operating profits.

Management Discussion and Analysis   INTEROIL CORPORATION     18

CONSOLIDATION ADJUSTMENTS – QUARTER AND NINE MONTH PERIOD IN REVIEW

Consolidation adjustments – Operating results	Quarter ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise indicated)	2009	2008	2009	2008
Inter-segment revenue (1)	(82,685)	(132,059)	(208,046)	(340,146)
Interest revenue (5)	(3,824)	(2,636)	(9,889)	(6,882)
Other non-allocated revenue	-	-	-	-
Total revenue	(86,509)	(134,695)	(217,935)	(347,028)
Cost of sales and operating expenses (1)	76,189	128,273	189,673	323,068
Office and administration and other expenses (2)	6,228	5,685	16,607	17,988
Foreign Exchange gain/(loss)	-	0	-	-
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (3)	(4,092)	(737)	(11,655)	(5,972)
Depreciation and amortization (4)	33	32	97	97
Interest expense (5)	3,824	2,637	9,889	6,883
Profit/(loss) before income taxes and non-controlling interest	(235)	1,932	(1,669)	1,008
Income tax expense	-	0	-	-
Non-controlling interest	(1)	(3)	(5)	(5)
Net profit/(loss)	(236)	1,929	(1,674)	1,003

Gross Margin (6)	(6,496)	(3,786)	(18,373)	(17,078)
(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.

(2)	Includes the elimination of inter-segment administration service fees.

(3)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

(4)	Represents the amortization of a portion of costs capitalized to assets on consolidation.

(5)	Includes the elimination of interest accrued between segments.

(6)
Gross Margin is a non-GAAP measure and is ‘inter-segment revenue elimination’ less ‘cost of sales and operating expenses’ and represents elimination upon consolidation of our refinery sales to other segments.  This measure is reconciled to Canadian GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Analysis of Consolidation Adjustments Comparing the Quarter and Nine Months Ended September 30, 2009 and 2008

The following table outlines the key movements, the net of which primarily explains the variance in the results between the quarter and nine months ended September 30, 2009 and 2008.

	Quarterly Variance ($ millions)	Nine Month Variance ($ millions)

	$(2.2)	$(2.7)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$(2.7)	$(1.3)
Decrease in net income due to recognition of intra-group profit eliminated on consolidation between Midstream – Refining and Downstream segments in the prior periods relating to the Midstream – Refining segment’s profit component of inventory on hand in the Downstream segment at period ends.

➢	$0.5	$(1.4)	Elimination of inter-segment administration service fees.

Management Discussion and Analysis   INTEROIL CORPORATION     19

LIQUIDITY AND CAPITAL RESOURCES

Summary of Debt facilities

Summarized below are the debt facilities available to us and the balances outstanding as at September 30, 2009.

Organization	Facility	Balance Outstanding September 30,2009		Maturity date
OPIC secured loan	$58,000,000	$58,000,000		December 2015
BNP Paribas working capital facility	$190,000,000	$0	(1)	November 2009
Westpac working capital facility	$29,120,000	$1,132,029		October 2011
BSP working capital facility	$18,200,000	$0		August 2010

(1) Excludes letters of credit outstanding of $105.5 million.

Overseas Private Investment Corporation (‘OPIC’) Secured Loan (Midstream)

On September 12, 2001, we entered into a loan agreement with OPIC with respect to an $85.0 million project financing facility for the development of our refinery in PNG.  The loan is secured by the assets of the refinery.  The interest rate on the loan is equal to the agreed U.S. Government treasury cost applicable to each promissory note outstanding plus 3%, and is payable quarterly in arrears.  Principal repayments of $4.5 million each are due on June 30 and December 31 of each year until December 31, 2015.

BNP Paribas Working Capital Facility (Midstream)

This crude import facility is used to finance purchases of crude feedstock for our refinery.  As of September 30, 2009, $84.5 million remained available for use under the facility.  The weighted average interest rate under the crude import facility was 4.01% for the nine months ended September 30, 2009.  The interest rate applicable to this facility has declined in line with the reduction in LIBOR rates during the nine months.  The facility is renewable annually and is currently going through the renewal process.  As at September 30, 2009 the facility had been temporarily extended to November 30, 2009 and is expected to be renewed for a 15 month period (from original renewal date - ending December 31, 2010) based on renewal discussions so far.  This facility is fully secured against trade debtors, inventory and cash deposits.

Bank South Pacific and Westpac Working Capital Facility (Downstream)

On October 24, 2008, we secured a PGK 150.0 million (approximately $54.6 million) combined revolving working capital facility for our downstream wholesale and retail petroleum products distribution business in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited.  The Westpac facility limit is PGK 80.0 million (approximately $29.1 million) and the BSP facility limit is PGK 70.0 million (approximately $25.5 million).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011.  The BSP facility is renewable annually and was renewed in October 2009 at a lower limit of Papua New Guinea Kina 50.0 million (approximately $18.2 million).  As at September 30, 2009, only $1.1 million of this combined facility had been utilized, and the remainder was available for use.  The weighted average interest rate under the Westpac facility was 9.05% for the nine month period to September 30, 2009.  The weighted average interest rate under the BSP facility was 9.29% for the nine month period to September 30, 2009.

While cash flows from operations are expected to be sufficient to cover our operating commitments, should there be a major deterioration in refining or downstream margins, our operations may not generate sufficient cash flows to cover all of the interest and principal payments under our debt facilities noted above.  As a result, we may be required to raise additional capital and/or refinance these facilities in the future.  In addition and as referred to above, the facility provided by BNP Paribas is currently going through the renewal process.  We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these debt facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.  The global credit crisis may also negatively affect our ability to refinance these debt facilities.

Management Discussion and Analysis   INTEROIL CORPORATION     20

Other Sources of Capital

Upstream

Currently our share of expenditures on exploration wells, appraisal wells and extended well programs are funded from equity raising activities, operational cash flows, secured and unsecured borrowings and asset sales.

On October 30, 2008, Petromin PNG Holdings Limited (“Petromin”), a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea (“the State”), agreed to take a 20.5% direct interest in the Elk/Antelope field.  Petromin contributed an initial deposit and will fund 20.5% of the costs of developing the Elk/Antelope field.  The relevant legislation containing the State’s right to invest arises upon issuance of the PDL, which has not yet occurred.  The agreement contains certain provisions applicable in the event that the Petroleum Development License (“PDL”) is not issued within a certain timeframe.  In the event the PDL is not granted for the Elk/Antelope field, we are required to issue Petromin common shares based on a five day volume weighted average price (“VWAP”) immediately prior to the date of issue for the total amount received to that point.  As at September 30, 2009, $9.4 million had been received from Petromin.

Cash calls are made on IPI investors and Petromin for their share of appraisal wells and extended well programs pursuant to the relevant agreements in place with them.

Summary of Cash Flows

	Quarter ended September 30		Nine months ended September 30
($ thousands)	2009	2008	2009	2008
Net cash inflows/(outflows) from:
Operations	(27,502)	7,931	51,224	(14,624)
Investing	(13,466)	483	(57,400)	(27,430)
Financing	5,321	9,741	17,909	45,158
Net cash movement	(35,647)	18,155	11,733	3,104
Opening cash	96,351	28,811	48,971	43,862
Closing cash	60,704	46,966	60,704	46,966

Analysis of Cash Flows Provided By/(Used In) Operating Activities Comparing the Quarters and Nine Months Ended September 30, 2009 and 2008

The following table outlines the key variances in the cash flows from operating activities between the quarters and nine months ended September 30, 2009 and 2008:

	Quarter variance ($ millions)	Nine months variance ($ millions)

	$(35.4)	$65.8	Variance for the comparative periods primarily due to:

➢	5.5	$27.1	Increase in cash provided by operations prior to changes in operating segments (Midstream – Refining and Downstream) working capital due to improved margins from operations.

➢	$(40.9)	$38.7	(Increase)/Decrease in cash used by operations due to the timing of receipts, payments and inventory purchases.

Management Discussion and Analysis   INTEROIL CORPORATION     21

Analysis of Cash Flows Provided By/(Used In) Investing Activities Comparing the Quarters and Nine Months Ended September 30, 2009 and 2008

The following table outlines the key variances in the cash flows from investing activities between the quarters and nine months ended September 30, 2009 and 2008:

	Quarter variance ($ millions)	Nine months variance ($ millions)

	$(13.9)	$(30.0)	Variance for the comparative periods primarily due to:

➢	$2.0	$(12.6)
Higher cash outflows for the nine months to September 30, 2009 on exploration expenditures compared to the prior year period.  The outflows related to the Elk-4A and Antelope drilling and extended well drilling program.  The extended well program is partly funded by cash calls to the IPI investors.

➢	$(6.4)	$(5.2)	Lower cash calls and related inflows from IPI investors as compared to prior periods.

➢	$(2.3)	$(4.6)
Higher expenditure on acquisition of plant and equipment as compared to prior periods mainly related to the purchase of land and improvements in relation to our service stations in Papua New Guinea and purchase of refinery laboratory equipments.

➢	$(5.0)	$(6.5)	Proceeds from sale of exploration assets during the quarter and nine month period ended September 30, 2008.

➢	$(1.1)	$7.8	Lower cash outflows in the year to date period due to movement in our secured cash restricted balances in line with the usage of the BNP working capital facility at period ends.

➢	$(1.1)	$(8.6)
Increase in cash used in our development segments for working capital requirements.  This working capital relates to movements in accounts payable and accruals in our Upstream and Midstream Liquefaction segments.

Analysis of Cash Flows Provided By/(Used In) Financing Activities Comparing the Quarters and Nine Months Ended September 30, 2009 and 2008

The following table outlines the key variances in the cash flows from financing activities between the quarters and nine months ended September 30, 2009 and 2008:

	Quarter variance ($ millions)	Nine months variance ($ millions)

	$(4.4)	$(27.2)	Variance for the comparative periods primarily due to:

➢	$(8.7)	$(81.2)	Higher repayments made on the BNP Paribas working capital facility as compared to prior periods.

➢	-	$70.0	Repayment of the Merrill Lynch bridging facility during the nine months ended September 30, 2008.

➢	$(3.5)	$(7.0)	Lower cash inflows relating to the LNG Project joint venture cash calls. There were no cash calls in the nine months ended September 30, 2009 compared with $7.0 million in the same period of 2008.

➢	-	$(0.9)
Lower cash inflows relating to the agreement with Clarion Finanz A.G. under which it agreed to pay cash consideration of $25.0 million to acquire a 2.5% interest in the Elk/Antelope field.  Cash inflows were $3.6 million in the nine months ended September 30, 2009 compared with $4.5 million in the same period of 2008.

➢	$1.0	$5.4	Net payments received from Petromin during 2009 for contributions towards cash calls made on Elk/Antelope field development activities.

➢	$6.8	$81.2	Net proceeds from the issuance of common shares during 2009 including $70.4 million from a private placement offering in June 2009 and $6.6 proceeds received on exercise of warrants in August 2009.

➢	-	$(94.8)	Net proceeds from the issuance of 8% debentures during the nine months ended September 30, 2008

Management Discussion and Analysis   INTEROIL CORPORATION     22

Capital Expenditures

Upstream Capital Expenditures

Gross capital expenditures for exploration in Papua New Guinea for the quarter ended September 30, 2009 were $17.5 million compared with $19.5 million during the same period of 2008.  Total expenditures for the nine month period ended September 30, 2009 were $61.1 million compared to $48.5 million during the same period of 2008.

The following table outlines the key expenditures in the quarter and nine months ended September 30, 2009:

	Quarter ($ millions)	Nine Months ($ millions)

	$17.5	$61.1	Expenditures in the quarter and nine months ended September 30, 2009 due to:

➢	-	$5.1	Preparatory/drilling costs on the Antelope-1 appraisal well.

➢	-	$11.3	Testing of the Antelope-1 appraisal well.

➢	$0.2	$19.8	Preparatory/drilling costs on the Antelope-1 appraisal well side track.

➢	$17.2	$21.0	Preparatory/drilling costs on the Antelope-2 appraisal well.

➢	$0.1	$2.1	Costs incurred in developing the PDL for the Elk/Antelope field.

➢	-	$1.6	Other expenditure, including fixed assets and drilling consumable purchases.

IPI investors and Pacific LNG Operations (2.5% non-IPI interest in Elk/Antelope) are required to fund 26.3386% as at September 2009 of the Elk and Antelope extended well program costs to maintain their interest in that well program.  This is net interest to be funded by third parties at the completion of IPI buyback of 4.336% by InterOil and the sale of 2.5% interest to Pacific LNG Operations Limited in September 2009 pursuant to the option agreement of 2007. The amounts capitalized in our books, or expensed as incurred, in relation to the extended well program are the net amounts after adjusting for the IPI investors’ interest in the program.

Petromin will fund 20.5% of ongoing costs for developing the fields.  Petromin contributed $3.4 million in the quarter ended March 31, 2009, $1.0 million in the quarter ended June 30, 2009 and $1.0 million in the quarter ended September 30, 2009.  All funds received are being treated as a deposit until a PDL is granted.

Midstream Capital Expenditures

Capital expenditures totaled $1.7 million in our Midstream refinery business segment for the nine months ended September 30, 2009 mainly in relation to laboratory equipments purchased.

Management Discussion and Analysis   INTEROIL CORPORATION     23

Downstream Capital Expenditures

Capital expenditures for the Downstream wholesale and retail distribution business segment totaled $3.4 million for the nine months ended September 30, 2009.  These expenditures mainly related to the purchase of land and improvements associated with our service stations in Papua New Guinea.

Capital Requirements

The oil and gas refining and liquefaction industries are capital intensive and our business plans necessarily involve raising additional capital.  The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital.  No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us, particularly given current market conditions.

Upstream

We are required under our $125.0 million Amended and Restated Indirect Participation Agreement (‘IPI Agreement’) of 2005 to drill eight exploration wells.  We have drilled four wells to date.  As at September 30, 2009, we are committed to spend a further $83.0 million as a condition of renewal of our petroleum prospecting and retention licenses up to 2014.  Of this commitment, as at September 30, 2009, management estimates that $46.3 million would satisfy the commitments in relation to the IPI investors.

We will need to raise additional funds in order for us to complete the programs and meet our exploration commitments.  The cost of drilling exploration wells in Papua New Guinea is subject to numerous factors.  Existing cash balances and ongoing cash generated from operations may not be sufficient to facilitate further development of the Elk/Antelope field, but further capital will be needed to complete the total of our obligations.  Therefore, we must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable the availability of sufficient cash to meet these obligations over time and complete these long term plans.  No assurances can be given that we will be successful in obtaining new sources of capital on terms acceptable to us, particularly given the current market conditions.

In the event that we establish sufficient gas reserves, we will also be required to obtain substantial amounts of financing for the Elk/Antelope field development, condensate stripping plant and delivery of gas to the LNG project and it would take a number of years to complete these projects.  In the event that the viability of these projects are established, we plan to use a combination of debt, equity and the partial sale of capitalized properties to strategic investors to raise adequate capital.  The availability and cost of various sources of financing is highly dependent on market conditions at the time and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable.  If the disruption in the financial and credit markets continue for an extended period of time, this financing may be more expensive and difficult to obtain.

Midstream - Refining

We believe that we will have sufficient funds from our operating cashflows to pay our estimated capital expenditures for 2009.  We also believe cash flows from operations will be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility.  Should there be a major deterioration in refining margins should the finalization of the IPP review not yield an appropriate agreement for the revision of the IPP formula applicable to our refined product, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements.  As a result, we may be required to raise additional capital and/or refinance these facilities in the future.  We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us, particularly given the current market conditions.

Management Discussion and Analysis   INTEROIL CORPORATION     24

Midstream - Liquefaction

The Company and its current joint venture partner in the LNG Project - Pacific LNG Operations Limited, is currently in the process of inviting bids from industry majors and other interested parties to participate in the LNG Project as a joint venture partner.

Completion of any LNG Project will require substantial amounts of financing and construction will take a number of years to complete.  As a joint venture partner in the project, if the project proceeds, we would be required to fund our share of the development costs.  No assurances can be given that we will be able to source sufficient gas, successfully construct such a facility, or as to the timing of such construction.  The availability and cost of capital is highly dependent on market conditions at the time we raise such capital.  We can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable to us.  If the disruption in the financial and credit markets continue for an extended period of time, this financing may be more expensive and difficult to obtain.

Downstream

We believe on the basis of current market conditions and the status of our business that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2009.

Contractual Obligations and Commitments

The following table contains information on payments for contracted obligations due for each of the next five years and thereafter.  It should be read in conjunction with our financial statements for the quarter and nine months ended September 30, 2009 and the notes thereto:

	Payments Due by Period ($ thousands)
Contractual obligations ($ thousands)	Total	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Secured loan	58,000	9,000	9,000	9,000	9,000	9,000	13,000
Indirect participation interest (1)	1,384	540	844	-	-	-	-
PNG LNG Inc. Joint Venture (proportionate share of commitments)	56	40	16	-	-	-	-
Petroleum prospecting and retention licenses (2)	83,000	4,500	9,500	20,000	14,850	34,150	-
Total	142,440	14,080	19,360	29,000	23,850	43,150	13,000

(1)
These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in July 2003.  See Note 19 to our unaudited financial statements for the quarter and nine months ended September 30, 2009.

(2)
The amount pertaining to the petroleum prospecting and retention licenses represents the amount we have committed as a condition on renewal of these licenses.  Of this commitment, as at September 30, 2009, management estimates that $46.3 million would satisfy the commitments in relation to the IPI investors

Off Balance Sheet Arrangements

Neither during the nine months ended, nor as at September 30, 2009, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.

Management Discussion and Analysis   INTEROIL CORPORATION     25

Transactions with Related Parties

Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $112,500 during the nine months ended September 30, 2009 (September 30, 2008 - $112,500).  This management fee relates to Petroleum Independent and Exploration Corporation acting as the General Manager of one of our subsidiaries, S.P. InterOil, LDC, in compliance with OPIC loan requirements.

Share Capital

Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized.  As of September 30, 2009, we had 42,850,924 common shares and no preferred shares outstanding (46,063,738 common shares on a fully diluted basis). The dilutive instruments outstanding as at September 30, 2009 includes employee stock options in respect of 1,786,000 common shares, IPI conversion rights to 1,421,814 common shares, and 5,000 common shares that can be exchanged by Petroleum Independent and Exploration Corporation at any time for its remaining 5,000 shares of SPI InterOil LDC.

Derivative Instruments

Our revenues are derived from the sale of refined products.  Prices for refined products and crude feedstocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions.  Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.

Generally, we purchase crude feedstock two months in advance, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed.  Due to the fluctuation in prices during this period, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products.  Such an activity is better known as hedging and risk management.  These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts is reduced.  On the flip side, when we have locked-in the refinery margin and if the difference between our sales price of the refined products and our acquisition price of crude feedstocks expands or increases, then the benefits would be limited to the locked-in margin.

The derivatives instrument which we generally use is the over-the-counter (OTC) swap.  The swaps transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the International Petroleum Exchange (IPE) and Nymex Exchanges.  We believe these hedge counterparties to be credit worthy.  However, given the financial and credit market crisis, the creditworthiness of our hedge counterparties could change quickly.  It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins.  Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities.  The derivatives swaps instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also bench-mark crudes such as Tapis and Dubai.  Using these tools, we actively engage in hedging activities to lock in margins.  Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instruments such as Brent futures on the IPE to hedge our crude costs.

At September 30, 2009, InterOil had a net receivable of $77,525 (September 2008 –receivable of $11,891,200) relating to commodity hedge contracts.  Of this total, a receivable of $nil (September 2008 - receivable of $3,189,100) relates to hedge accounted contracts as at September 30, 2009 and a receivable of $77,525 (September 2008 – receivable of $8,702,100) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued.

Management Discussion and Analysis   INTEROIL CORPORATION     26

The gain on hedges for which final pricing will be determined in future periods was $3,754,475 (September 2008 – $3,473,694) and has been included in comprehensive income.  The hedges that have resulted in a gain being included within comprehensive income at September 30, 2009 were settled in January 2009.  However, these gains will be released into the Statement of Operations as the anticipated transactions that these hedges were initially taken to cover will occur.

A profit of $13,426,225 was recognized from effective portion of priced out hedge accounted contracts for the nine months ended September 30, 2009 (September 2008 – $1,237,827).

For a detailed description of our current derivative contracts as of September 30, 2009, see Note 7 to our financial statements for the quarter and nine months ended September 30, 2009.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.  The following accounting policies involve estimates that are considered critical due to the level of sensitivity and judgment involved, as well as the impact on our consolidated financial position and results of operations.  The information about our critical accounting estimates should be read in conjunction with Note 2 of the notes to our consolidated financial statements for the year ended December 31, 2008, available at www.sedar.com, which summarizes our significant accounting policies.

Income Taxes

We use the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment.  A valuation allowance is provided against any portion of a future tax asset which will more than likely not be recovered.  In considering the recoverability of future tax assets and liabilities, we consider a number of factors, including the consistency of profits generated from the refinery, likelihood of production from Upstream operations to utilize the carried forward exploration costs, etc.  If actual results differ from the estimates or we adjust the estimates in future periods, we may need to record a valuation allowance.

Oil and Gas Properties

We use the successful-efforts method to account for our oil and gas exploration and development activities.  Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred.  We continue to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future, or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves.  Capitalized costs for producing wells will be subject to depletion using the units-of-production method.  Geological and geophysical costs are expensed as incurred.  If our plans change or we adjust our estimates in future periods, a reduction in our oil and gas properties asset will result in a corresponding increase in the amount of our exploration expenses.

Asset Retirement Obligations

Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end.  Management estimates there are no material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs.  The refinery is located on land leased from the Independent State of Papua New Guinea.  The lease expires on July 26, 2097.  Future legislative action and regulatory initiatives could result in changes to our operating permits which may result in increased capital expenditures and operating costs.

Management Discussion and Analysis   INTEROIL CORPORATION     27

Environmental Remediation

Remediation costs are accrued based on estimates of known environmental remediation exposure.  Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred.  Provisions are determined on an assessment of current costs, current legal requirements and current technology.  Changes in estimates are dealt with on a prospective basis.  We currently do not have any amounts accrued for environmental remediation obligations.  Future legislative action and regulatory initiatives could result in changes to our operating permits which may result in increased capital expenditures and operating costs.

Impairment of Long-Lived Assets

We are required to review the carrying value of all property, plant and equipment, including the carrying value of oil and gas assets, for potential impairment.  We test long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable by the future undiscounted cash flows.  If impairment is indicated, the amount by which the carrying value exceeds the estimated fair value of the long-lived asset is charged to earnings.  In order to determine fair value, our management must make certain estimates and assumptions including, among other things, an assessment of market conditions (including estimation of gross refining margins, crude price environments and its impact on IPP, etc), projected cash flows, investment rates, interest/equity rates and growth rates, that could significantly impact the fair value of the asset being tested for impairment.  Due to the significant subjectivity of the assumptions used to test for recoverability and to determine fair value, changes in market conditions could result in significant impairment charges in the future, thus affecting our earnings.  Our impairment evaluations are based on assumptions that are consistent with our business plans.  However, providing sensitivity analysis if other assumptions were used in performing the impairment evaluations is not practicable due to the significant number of assumptions involved in the estimates.

Legal and Other Contingent Matters

We are required to determine whether a loss is probable based on judgment and interpretation of laws and regulations and whether the loss can reasonably be estimated.  When the amount of a contingent loss is determined it is charged to earnings.  Our management continually monitors known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by circumstances.

NEW ACCOUNTING STANDARDS

For a discussion of the new accounting standards to be used by us in 2009, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2008 available at www.sedar.com.

The Accounting Standards Board (AcSB) has announced its intention to adopt International Financial Reporting Standards (IFRS) as Canadian GAAP, effective January 1, 2011.  In anticipation of the change, the AcSB is   revising certain Canadian accounting standards to conform to IFRS in advance of the 2011 implementation date.  The required change to IFRS is mandatory for all Canadian publicly accountable entities, which includes those with public debt.

The SEC currently allows foreign private issuers using IFRS as their primary GAAP to not provide reconciliation to U.S. GAAP in their financial statements.

We will adopt IFRS as per the guidelines issued by AcSB and report under IFRS effective January 1, 2011 with comparative IFRS numbers for 2010.  We have set up a Steering Committee and Project Management Team to evaluate the key differences between Canadian GAAP and IFRS and prepare for the transition.  The Steering Committee will report to the Audit Committee on a regular basis on the progress of the transition project and key differences that need to be addressed for the transition.

Management Discussion and Analysis   INTEROIL CORPORATION     28

Based on the work performed on evaluating key differences between Canadian GAAP and IFRS as applicable to InterOil, no major differences have yet been noted that would have any significant effect on transition to IFRS. We will continue to monitor the revisions being made by AcSB to the Canadian accounting standards to conform to IFRS in advance of the 2011 implementation date.  Any revisions that will result in a change in the accounting policy of InterOil, on adoption of IFRS effective January 1, 2011, will be disclosed as policy changes within this section of the MD&A.

The areas that we anticipate revisions to accounting standards prior to the IFRS adoption date of January 1, 2011 that may affect InterOil’s accounting policies are:

-
Oil and Gas industry specific accounting under IFRS or Canadian GAAP is currently not as comprehensive as the guidance provided under U.S. GAAP account for industry specific oil and gas transactions. International Accounting Standards Board (“IASB”) has commenced a project to publish guidelines on accounting for oil and gas transactions, which may be different to the current guidelines under U.S. GAAP.

-
Section 3055 - Joint Venture Interests under Canadian GAAP differs from similar guidance under IAS 31 as IAS 31 permits the use of either the proportionate consolidation method or the equity method to account for joint ventures.  IASB has commenced a project to remove the option for accounting for interests in jointly controlled entities using the proportionate consolidation method.  InterOil currently uses proportionate consolidation for accounting for the LNG joint venture under Canadian GAAP, and equity account for the same under U.S. GAAP.

-
Other areas that are being monitored include property plant and equipment measurement and impairment, measurement and recognition of provisions, enterprises in development stage, and the optional exemptions available under IFRS 1 which provides a mandatory framework for first time adopters which supersedes the transitional provisions of individual standards.

NON-GAAP MEASURES AND RECONCILIATION

Gross Margin is a non-GAAP measure and is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’.

Consolidated – Operating results	Quarter ended September 30,		Nine months ended September 30,
($ thousands, except per share data)	2009	2008	2009	2008
Sales and operating revenues	172,063	262,371	480,474	697,401
Cost of sales and operating expenses	(148,961)	(248,198)	(411,377)	(631,395)
Gross Margin	23,102	14,173	69,097	66,006

Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used by us to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP.  Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such.  For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

Management Discussion and Analysis   INTEROIL CORPORATION     29

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure, for each of the last eight quarters.

	2009			2008				2007
Quarters ended ($ thousands)	Sep-30 (Restated)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Upstream	(29,097)	(669)	(470)	(2,483)	231	10,164	(1,135)	(3,128)
Midstream – Refining	8,199	14,134	14,747	(13,976)	17,516	16,329	5,724	9,589
Midstream – Liquefaction	(2,120)	(1,378)	(2,360)	(2,501)	(1,570)	(1,784)	(1,636)	(797)
Downstream	6,542	4,150	3,241	(7,244)	610	7,893	4,529	3,627
Corporate	1,980	1,897	3,052	226	764	(2,155)	1,796	2,145
Consolidation Entries	(4,093)	(278)	(7,286)	(2,866)	(736)	(3,092)	(2,143)	(4,540)
Earnings before interest, taxes, depreciation and amortization	(18,589)	17,856	10,924	(28,844)	16,815	27,355	7,135	6,896
Subtract:
Upstream	(2,164)	(1,563)	(1,552)	(1,345)	(1,137)	(841)	(704)	(474)
Midstream – Refining	(1,682)	(1,709)	(1,786)	(2,771)	(2,113)	(2,263)	(2,761)	(4,397)
Midstream – Liquefaction	(348)	(333)	(158)	(65)	(63)	(60)	(53)	(53)
Downstream	(1,045)	(1,013)	(1,142)	(2,232)	(885)	(715)	(1,005)	(1,145)
Corporate	0	(1,600)	(2,325)	(2,320)	(2,484)	(2,871)	(3,091)	(3,005)
Consolidation Entries	3,824	3,142	2,922	2,866	2,636	1,823	2,425	3,629
Interest expense	(1,415)	(3,076)	(4,041)	(5,867)	(4,046)	(4,927)	(5,189)	(5,445)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	-	-	-	-	-	-	-	(44)
Midstream – Liquefaction	(3)	(32)	(12)	(12)	(25)	(49)	(24)	(13)
Downstream	(1,399)	(733)	(485)	4,297	82	(3,213)	(753)	(1,112)
Corporate	(339)	(800)	(359)	(163)	(21)	(122)	(81)	(11)
Consolidation Entries	(1)	(2)	(2)	4	(3)	(2)	0	(1)
Income taxes and non-controlling interest	(1,742)	(1,567)	(858)	4,126	33	(3,386)	(858)	(1,181)
Upstream	(132)	(150)	(112)	(175)	(134)	(135)	(154)	(134)
Midstream – Refining	(2,755)	(2,801)	(2,611)	(2,742)	(2,742)	(2,723)	(2,761)	(2,158)
Midstream – Liquefaction	(10)	(20)	(20)	(19)	(19)	(16)	(15)	(15)
Downstream	(658)	(662)	(651)	(722)	(693)	(582)	(573)	(700)
Corporate	(40)	(174)	(18)	(19)	(18)	(16)	(15)	(12)
Consolidation Entries	33	32	32	32	32	32	32	34
Depreciation and amortisation	(3,562)	(3,775)	(3,380)	(3,645)	(3,574)	(3,440)	(3,486)	(2,985)
Upstream	(31,392)	(2,382)	(2,134)	(4,003)	(1,039)	9,188	(1,993)	(3,736)
Midstream – Refining	3,762	9,624	10,349	(19,490)	12,660	11,345	201	2,990
Midstream – Liquefaction	(2,481)	(1,764)	(2,551)	(2,596)	(1,677)	(1,910)	(1,727)	(878)
Downstream	3,440	1,742	964	(5,900)	(886)	3,384	2,197	670
Corporate	1,601	(677)	350	(2,276)	(1,759)	(5,164)	(1,390)	(882)
Consolidation Entries	(236)	2,895	(4,333)	35	1,929	(1,240)	314	(877)
Net profit/(loss) per segment	(25,306)	9,438	2,645	(34,230)	9,228	15,603	(2,398)	(2,713)

Management Discussion and Analysis   INTEROIL CORPORATION     30

PUBLIC SECURITIES FILINGS

You may access additional information about us, including our Annual Information Form for the year ended December 31, 2008, in documents filed with the Canadian Securities Administrators at www.sedar.com, and in documents, including our Form 40-F, filed with the U.S. Securities and Exchange Commission at www.sec.gov.  Additional information is also available on our website www.interoil.com.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has implemented disclosure controls and procedures, as defined in National Instrument 52- 109-Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”), to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required disclosures. Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting.

The Company’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company’s assets are safeguarded. Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedure may deteriorate.

The CEO and CFO are required to certify on the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting concurrent with filing its interim financial statements to the second quarter 2009 in accordance with NI 52-109.  The Company’s CEO and CFO, together with management, have concluded, based on their evaluation of the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2009, that information required to be disclosed by the Company is (i) recorded, processed, summarized and reported within the time periods specified in Canadian securities legislation and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The CEO and the CFO have also evaluated the effectiveness of InterOil's internal controls over financial reporting ("ICFR") as at December 31, 2008.  During the nine months ended September 30, 2009, there were no material changes in the Company’s disclosure controls and procedures or ICFR.  InterOil's ICFR are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  However, because of its inherent limitations, ICFR may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  In making their evaluation, they used the criteria set forth in the framework established by the Committee of Sponsoring Organizations (COSO) entitled – Internals Controls – Integrated Framework.  Based on their evaluation, the CEO and CFO concluded that our ICFR are effective to provide reasonable assurance with respect to the objectives of our ICFR.

Management Discussion and Analysis   INTEROIL CORPORATION     31

GLOSSARY OF TERMS

Barrel, Bbl  Unit volume measurement used for petroleum and its products, equivalent to 42 U.S. gallons.

Condensate  A component of natural gas which is a liquid at surface conditions.

Crack spread  The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products.  These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.

Crude Oil A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

EBITDA  Earnings before interest, taxes, depreciation and amortization. EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used to analyze operating performance.

Feedstock  Raw material used in a processing plant.

GAAP  Generally accepted accounting principles.

Gas  A mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions.  Natural gas may contain sulphur or other non-hydrocarbon compounds.

IPP  Import Parity Price.  For each refined product produced and sold locally in Papua New Guinea, IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts.  The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.

IPI   Indirect Participation Interest.

LIBOR  Daily reference rate based on the interest rates at which banks borrow unsecured funds from banks in the London wholesale money market.

LNG  Liquefied natural gas.  Natural gas converted to a liquid state by pressure and severe cooling, then returned to a gaseous state to be used as fuel.  LNG is moved in tankers, not via pipelines.  LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.

LNG Project  The potential development by us of a liquefied natural gas processing facility in Papua New Guinea described as our Midstream Liquefaction business segment and being undertaken as a joint venture with Pacific LNG Operations Ltd through a joint venture company PNG LNG Inc.

LSWR   Low Sulphur Waxy Residue

Naphtha That portion of the distillate obtained in the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene, has a specific gravity of about 0.7, and is used as a solvent for varnishes, illuminant, and other similar products.

Natural gas  A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth's surface, often in association with petroleum.  The principal constituent is methane.

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PGK Currency of Papua New Guinea, the Kina.

PPL  Petroleum Prospecting License.  The tenement given by the Independent State of Papua New Guinea to explore for oil and gas.

USD  United States Dollars.

Working interest  An interest in a mineral property that entitles the owner of such interest to a share of the mineral productions from the property with the share based on such owner’s relative interest.

Mcf  standard abbreviation for 1,000 cubic feet.

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